SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2006

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BVR Systems Awarded a Major Naval Embedded Simulation
Contract

ROSH HA’AYIN, Israel, September 11, 2006 – BVR Systems (1998) Ltd. (OTC Bulletin Board: BVRSF), announced today the award of a US $12 million contract for the supply of its distributed naval embedded training system to an international customer.

The distributed naval embedded training system is the new generation of BVR’s leading Naval Combat Maneuvering Instrumentation (NCMI) system. The program includes the instrumentation of multiple naval combat platforms, as well as the provision of shore-based real-time monitoring equipment and advanced ground stations for mission planning, monitoring and debriefing. The system also provides advanced Joint Force Training capabilities by allowing high-rate tactical datalink connectivity to aircraft instrumented with the Autonomous Air Combat Maneuvering Instrumentation (AACMI) system, and to additional naval combat vessels instrumented with BVR’s installed NCMI systems, all in service with the same customer.

The naval embedded training system is an advanced networked embedded simulation system, which provides real-time, at sea, confederated, on-board training capabilities to an entire naval task force. This capability is achieved through BVR’s ruggedized embedded simulation computers and datalink equipment, which are installed on-board the combat vessels and integrated with the ship’s various combat systems. The naval embedded training system stimulates the combat systems, and injects the synthetic environment to various crew members’ combat console.

The naval embedded training system’s advanced architecture enables the platform’s sensors to function in the operational mode, thus providing hybrid training capabilities holding hundreds of real and simulated participants. All participant data is fused to create a seamless tactical picture, which is distributed via the datalink to the different sensors, weapons and system operators.

BVR Systems’ CEO, Ilan Gillies, commented: “We are proud and honored to receive this contract that will serve to further enhance our NCMI system. We greatly appreciate this vote of confidence and ongoing satisfaction from our customer. BVR is fully committed to the achievement of our objectives and will continue to focus on customer satisfaction. We are encouraged from the increase in new orders achieved by BVR this year in our On-Board Training products. This is an important achievement in BVR’s strategy to focus our efforts in the networking and inter-operability of Live, Virtual and Constructive training systems.”

About BVR Systems
BVR Systems (1998) Ltd. is a world leader in advanced defense training and simulation systems. The Company offers highly efficient, cost-effective solutions to the simulation, training and debriefing needs of modern air, sea and ground forces. For more information visit the Company’s web site at http://www.bvrsystems.com

Contact:

Ilan Gillies - CEO
BVR Systems (1998) Ltd.
Tel +972-3-900-8000

This press release may contain forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the current expectations of the management of BVR only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; decline in demand for BVR’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of BVR to differ materially from those contemplated in such forward-looking statements. BVR undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. For a more detailed description of the risk and uncertainties affecting BVR, reference is made to BVR’s reports filed from time to time with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. By: /s/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: September 11, 2006